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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       PLANET POLYMER TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  727044 10 9
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            FILED FEBRUARY 13, 1997
                     (REFLECTING OWNERSHIP AS OF 12/31/96)

                               Page 1 of 4 pages
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CUSIP No. 727044 10 9                    13G           PAGE   2   OF   4   PAGES
         --------------                                     -----    -----

  1     NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RICHARD S. WRIGHT
        ------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [   ]
                                                                       (b) [ X ]

        ------------------------------------------------------------------------

  3     SEC USE ONLY

        ------------------------------------------------------------------------

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
        ------------------------------------------------------------------------

                                5       SOLE VOTING POWER
                                        461,721
 NUMBER OF                      ------------------------------------------------
  SHARES                        6       SHARED VOTING POWER
BENEFICIALLY                            1,223
 OWNED BY                       ------------------------------------------------
   EACH                         7       SOLE DISPOSITIVE POWER
 REPORTING                              461,721
PERSON WITH                     ------------------------------------------------
                                8       SHARED DISPOSITIVE POWER
                                        1,223
                                ------------------------------------------------

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        462,944

        ------------------------------------------------------------------------

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXLCUSIDES CERTAIN
        SHARES*                                                            [   ]

        ------------------------------------------------------------------------

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.73%

        ------------------------------------------------------------------------

 12     TYPE OF REPORTING PERSON*

        IN

        ------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. (a)  Name of Issuer:             PLANET POLYMER TECHNOLOGIES, INC.

        (b)  Address of Issuer's Principal Executive Offices:
                                         9985 BUSINESS PARK AVENUE, SUITE A
                                         SAN DIEGO, CA  92131

ITEM 2. (a)  Name of Person Filing:      RICHARD WRIGHT

        (b)  Address of Principal Business Office, or, if none, Residence:
                                         865 LAUREL STREET, 2ND FLOOR
                                         SAN CARLOS, CA  94070

        (c)  Citizenship:                UNITED STATES

        (d)  Title of Class of Securities:       COMMON STOCK

        (e)  CUSIP Number:               727044 10 9

ITEM 3.      NOT APPLICABLE.

ITEM 4.      OWNERSHIP:

             (a) Amount Beneficially Owned:  462,944, INCLUDING 30,955 SHARES
                 ISSUABLE UPON EXERCISE OF OPTIONS HELD BY MR. WRIGHT WITHIN 60 DAYS OF DECEMBER 31, 1996. ALSO INCLUDED ARE 1,233 SHARES HELD BY MR. WRIGHT'S WIFE AS SEPARATE PROPERTY, OVER WHICH MR. WRIGHT COULD BE VIEWED AS SHARING VOTING AND DISPOSITIVE POWER. MR. WRIGHT DISCLAIMS ANY BENEFICIAL OWNERSHIP OF SUCH SHARES.

             (b) Percent of Class:       8.73%

             (c) Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the vote: 461,721
                 (ii)    shared power to vote or to direct the vote: 1,223
                 (iii) sole power to dispose or to direct the disposition of: 461,721
                 (iv) shared power to dispose or to direct the disposition of: 1,223

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             NOT APPLICABLE.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             NOT APPLICABLE.

                               Page 3 of 4 pages
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ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
             NOT APPLICABLE

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:
             NOT APPLICABLE

ITEM 10.     CERTIFICATION:
             NOT APPLICABLE

                                   SIGNATURE

        After reasonable inquiry and to the beset of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 10, 1997
                                                --------------------------------
                                                              Date

                                                /s/  Richard S. Wright
                                                --------------------------------
                                                            Signature

                                                Richard S. Wright
                                                --------------------------------
                                                            Name/Title





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